UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec to Acquire ANA IMEP S.A., a Romanian Appliance Motor Manufacturer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on April 22, 2016, in Kyoto, Japan

Nidec to Acquire ANA IMEP S.A., a Romanian Appliance Motor Manufacturer

Nidec Corporation (NYSE: NJ, the “Company” or “Nidec”) today announced that it agreed to acquire approximately 94.8% of the shares of ANA IMEP S.A. (“IMEP”) from its major shareholder (the “Transaction”). For this purpose, Nidec entered into a share purchase and transfer agreement with the major shareholder of IMEP on April 21, 2016 (local time in Romania).

1.

Purpose and background of the Transaction

Nidec aims to achieve sales of 2 trillion yen, operating margin ratio above 15% and return on equity (ROE) above 18% in FY 2020 through organic growth and acquisitions under its mid-term growth strategy. The Company is actively moving forward with the development of new growth platforms with particular emphasis on automotive, appliance, commercial and industrial motors and solutions. Under such strategy, Nidec recognizes the importance of building up a cost efficient and high-profitability structure through the optimization of production globally.

Through the Transaction, the Company expects to enhance the competitiveness of its appliance motor business in the European market and obtain IMEP’s major customers.

In addition, the Company intends to build up a major manufacturing base in an emerging EU market for its Appliance, Commercial and Industrial Motors business (“ACIM”). With the expansion of ACIM globally, it is essential to expand its production capacity in Europe, especially in a cost-efficient country. The location of IMEP is suitable as a manufacturing base, because Romania is a cost-efficient country with qualified labor force. The Company intends not only to utilize IMEP’s sizable premises and facilities, including a manufacturing factory for the appliance business but also newly make investments and enhance its production capacity for the commercial and industrial business so that the Company can establish an optimal production structure globally.

Furthermore, in the future, the Company intends to build up IMEP not only as its production base but also as an engineering center and a shared-service center (call center, accounting, procurement, marketing, etc.) of ACIM.

2.

Information on IMEP

(1)	Company Name:	ANA IMEP S.A.
(2)	Outline of IMEP:
	(a) Headquarters:	Pitesti, Romania (Land area: 155k sq m, Building area: 45k sq m)
	(b)Foundation:	1967
	(c) Principal Business:	Development, manufacturing and sales of washing machine and drying machine motors
	(d) Employees:	288 (as of December 31, 2015)
	(e) Subsidiary:	ANA MEP SDV S.A. (Manufacturing and sales of molds for automobile components and plastic cases)
	(f) Sales:	€14.8 million (Fiscal year ended December 31, 2015)

3.

Information on Transaction

　(1)　Consideration

Cash

　(2)　Payment and Funding

Cash on hand

　(3)　Transaction Structure

Nidec Europe B.V. will acquire approximately 94.8% of the shares of IMEP from its major shareholder.

　(4)　Schedule (Plan)

Closing of the Transaction:  To be completed between late May to early June 2016

4.

Effect on Financial Performance for the Current Fiscal Year

Nidec intends to make appropriate disclosure of the impact of the Transaction described herein on its consolidated financial performance for the current fiscal year and announce any changes to its financial performance in accordance with the applicable rules of the Tokyo Stock Exchange and the New York Stock Exchange once such details are determined.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of the Nidec Group or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully integrating the acquired business with the Nidec Group, the anticipated benefits of the planned transaction not being realized, changes in general economic conditions, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, other risks relating to the successful consummation of the planned transaction, and changes in business and regulatory environments. The Nidec Group does not undertake any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as may be required by law.

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